October 15, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASC Acquisition LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2013
File No. 333-190998

Dear Mr. Riedler:

On behalf of ASC Acquisition LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 7, 2013, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed on October 1, 2013 (the “Registration Statement”).

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Consolidated Results, page 81

Equity-Based Compensation, page 97

1.	We acknowledge your response to comment five. The revised disclosure states “The changes in fair value from period to period are a result of revisions of estimated future cash flows as well as changes in the WACC.” For each issuance of equity securities, please quantitatively disclose the significant factors and assumptions you describe that are revised from period to period.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on page 105 to provide the indicated disclosure.

Financial Statements, page F-1

2.	With regard to your significance computations in your response to comment six, in calculating the denominator it appears you excluded net income attributable to the non-controlling interest. In computing the denominator to use in the test you should exclude the portion of the registrant’s income or loss before income tax expenses attributable to any non-controlling interests. Please provide revised significance tests and any additional financial statements required by Rule 3-09 of Regulation S-X.

Response

In response to the Staff’s comment, pursuant to Rule 418(b) under the Securities Act of 1933, the Company has supplementally furnished a copy of the revised significance tests used by the Company to determine that financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X. The Company hereby requests that the significance tests be returned to the Company upon completion of the Staff’s review and that, pending such return, the significance tests be withheld from release. The supplemental material is not being furnished in electronic format, and is not being filed with, nor deemed part of, the Registration Statement or any amendment thereto.

The Company calculated the denominator for the significance computations required under Rule 3-09 of Regulation S-X by taking income from continuing operations before income tax expense less net income attributable to noncontrolling interests before income tax expense. Since substantially all of the Company’s facilities are organized as general partnerships, limited partnerships, limited liability partnerships or limited liability companies, which are not taxed at the entity level for federal income tax purposes and are only taxed at the entity level in five states for state income tax purposes, the tax attributable to noncontrolling interests is not significant in any of the periods. For the years ended December 31, 2012, 2011 and 2010, the Company’s income tax expense was $8.3 million, $20.4 million and $14.6 million, respectively, but of those amounts, income tax expense attributable to noncontrolling interest was only $0.2 million in each period.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

The Company has expanded the disclosure on pages 82, 86, 90 and 93 to provide additional disclosure on income tax attributable to noncontrolling interests.

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Please direct any comments or questions regarding this filing to Richard L. Sharff, Jr. at (205) 545-2572 or Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Richard L. Sharff, Jr.

Richard L. Sharff, Jr.
Executive Vice President, General Counsel and Corporate Secretary

cc:	Johnny Gharib

Christine Allen

Lisa Vanjoske

Securities and Exchange Commission

David Lopez

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

William V. Fogg

Cravath, Swaine & Moore LLP

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